UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The Company today announced that its wholly owned subsidiary established in 2020, Advance Cancer Centre Pte. Ltd., has changed its name to CytoMed International Pte. Ltd., effective May 6, 2026.

The name change reflects the Company’s renewed focus on expanding its international footprint, including setting up joint ventures overseas, development of international medical tourism initiatives, appointment of overseas representatives and enhancing its profile overseas. Initial geographical focus will be in Asia especially China where the Company’s allogeneic gamma delta T cell technology is attracting interest from potential partners amidst China’s introduction of Directive 818 which clarifies the clinical pathways.

The subsidiary’s only asset at present is a 19.0% equity interest in a licenced clinic in Malaysia, with an option to increase its shareholding in the future.

The name change does not affect the subsidiary’s legal entity, ownership structure, or existing contractual obligations.

Further information on our international plans will be provided once finalized. Meanwhile the Company will use its internal resources to seed this subsidiary.

For more information, please contact Evelyn Tan via email at investors@cytomed.sg or by telephone at +60127253505.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

	By:	/s/ CHOO Chee Kong
	Name:	CHOO Chee Kong
Date: May 11, 2026	Title:	Chairman and Director